SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim Financial Statements (Unaudited) Net Serviços de Comunicação S.A. March 31, 2005 with Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de ComunicaçÇão S.A. and subsidiaries as of March 31, 2005 and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2005 and 2004 and the condensed consolidated statements of changes in stockholders’ equity for the three-month period ended March 31, 2005 and of comprehensive loss for the three-month periods ended March 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
May 2, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except per share amounts)

		March 31,		December 31,
		2005		2004

		(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$	78,195	US$	121,061
Trade accounts receivable, net of allowance for doubtful accounts of $ 11,414 and $13,367 in 2005 and 2004, respectively		60,213		55,634
Deferred income taxes		32,785		33,647
Recoverable income taxes		10,136		9,844
Prepaid expenses		8,974		4,561
Other current assets		3,325		3,925

Total current assets	US$	193,628	US$	228,672

Property and equipment, net		363,227		367,367
Goodwill on acquisition of consolidated subsidiaries, net		269,676		270,821
Deferred income taxes		65,600		65,891
Judicial deposits		34,347		31,469
Recoverable income taxes		6,758		9,675
Investments and advances to equity investees		2,090		1,973
Other non-current assets		12,058		12,132

Total assets	US$	947,384	US$	988,000

		March 31,		December 31,
		2005		2004

		(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$	27,320	US$	24,819

Accounts payable to programmers, principally with related parties		48,874		50,582
Income taxes payable		4,929		6,644
Sales taxes		10,564		13,128
Payroll and related charges		8,998		15,789
Short-term debt		79,342		-
Current portion of long-term debt		26,376		235,146
Interest payable		2,041		25,519
Deferred revenue		37,201		32,759
Due to related companies		-		14,333
Accrued expenses and other liabilities		12,233		20,650

Total current liabilities	US$	257,878	US$	439,369

Non-current liabilities
Long-term debt, less current portion		312,986		330,554
Accounts payable to programmers, principally with related parties		-		288
Due to related companies		419		420
Deferred sign-on, hook-up fee and programming benefit		23,810		26,029
Reserve for contingencies		228,201		185,860
Accrued expenses and other liabilities		6,522		1,829

Total non-current liabilities	US$	571,938	US$	544,980

Total liabilities	US$	829,816	US$	984,349

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized, issued and outstanding (2005 – 1,378,700,567 and 2004 – 1,198,784,187)		1,516,354		1,493,279
Common stock, no par value, shares authorized, issued and outstanding (2005 – 1,564,073,369 and 2004 – 828,371,343)		906,179		811,737
Additional paid-in capital		133,440		133,440
Accumulated deficit		(2,194,377)		(2,187,850)
Accumulated other comprehensive loss, net		(244,028)		(246,955)

Total stockholders’ equity	US$	117,568	US$	3,651

Total liabilities and stockholders’ equity	US$	947,384	US$	988,000

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of United States dollars, except per share amounts)

		March 31,		March 31,
		2005		2004

Revenue
Pay TV subscriptions	US$	142,157	US$	121,133
Broadband		15,220		6,376
Pay-per-view		5,135		3,250
Sign-on and hook-up fees		2,408		1,730
Other services		3,270		3,776

Total revenue		168,190		136,265
Taxes and other deductions from revenues		(30,561)		(25,429)

Net operating revenue		137,629		110,836

Programming and other operating costs of which
US$ 40,962 relates to programming (US$ 36,085 in 2004), excluding depreciation and amortization		(65,955)		(56,406)
Selling, general and administrative expenses		(27,566)		(23,672)
Depreciation and amortization		(14,048)		(14,081)
Other		(283)		551

Total operating costs and expenses		(107,852)		(93,608)

Operating income		29,777		17,228

Other income (expenses)
Monetary indexation, net		(1,062)		(1,095)
Loss on exchange rate, net		(2,554)		(1,782)
Interest expense		(27,527)		(22,612)
Financial expense		(6,931)		(6,010)
Financial income		6,581		3,681
Other		211		326

Total other expenses, net		(31,282)		(27,492)

Loss from continuing operations before equity in results of investee		(1,505)		(10,264)
Equity in results of investee		110		(517)

Loss from continuing operations before income taxes		(1,395)		(10,781)
Income tax expense		(5,132)		(3,183)

Loss from continuing operations before discontinued operation		(6,527)		(13,964)
Loss from discontinued operation		-		(1,031)

Net loss	US$	(6,527)	US$	(14,995)

Earnings (loss) per share:
Net loss	US$	(6,527)	US$	(14,995)
Deemed dividend to preferred stockholders		(19,946)		-

Net loss allocable to common stockholders	US$	(26,473)	US$	(14,995)

Net loss per common share, basic and diluted	US$	(0.03)	US$	(0.02)

Weighted average number of common shares outstanding *		903,899,995		828,371,343

* Due to the losses incurred in both periods, preferred shares have not been considered in the determination of per share amounts

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(Unaudited)
(In thousands of United States dollars, except share amounts)

										Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive loss

	Number of shares issued				Capital stock

	Preferred	Common		Preferred		Common		Total								Total

Changes in stockholders equity for the three month period ended March 31, 2005

At January 1, 2005	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	133,440	US$	(2,187,850)	US$	(246,955)	US$	3,651
Issuance of shares for cash	179,916,380	550,746,086		23,075		70,640		93,715		-		-		-		93,715
Exchange of payable for common shares	-	184,955,940		-		23,802		23,802		-		-		-		23,802
Change in cumulative translation
adjustment for the period	-	-		-		-		-		-		-		2,927		2,927
Net loss for the period	-	-		-		-		-		-		(6,527)		-		(6,527)

At March 31, 2005	1,378,700,567	1,564,073,369	US$	1,516,354	US$	906,179	US$	2,422,533	US$	133,440	US$	(2,194,377)	US$	(244,028)	US$	117,568

Comprehensive loss for each of the three-month periods ended March 31, 2005 and 2004											Three-month periods ended March, 31
												2005		2004

Loss for the period											US$	(6,527)	US$	(14,995)
Cumulative translation adjustments												2,927		1,505

Total comprehensive loss											US$	(3,600)	US$	(13,490)

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of United States dollars)

		Three-months period ended March 31,
		2005		2004

Operating activities
Net loss for the period	US$	(6,527)	US$	(14,995)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues		351		598
Amortization of deferred sign-on and hook-up fee revenues		(2,460)		(1,223)
Equity in results of investees		(110)		517
Exchange losses, monetary indexation and interest expense, net		33,998		28,152
Depreciation and amortization		14,048		15,439
Deferred income taxes		723		1,347
Write off and disposal of assets, net		60		(76)
Reserve for contingencies		(1,762)		(1,497)
(Increase) decrease in operating assets
Trade accounts receivable		(4,894)		187
Income taxes recoverable		2,575		(723)
Prepaid expenses and other assets		(6,945)		(5,330)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers		1,774		859
Income taxes payable		(1,710)		(228)
Payroll and related charges		(9,717)		(1,129)
Sales taxes, accrued expenses and other liabilities		(2,601)		1,504

Net cash provided by operating activities		16,803		23,402

Investing activities

Advances to related companies		-		(75)
Acquisition of property and equipment		(13,102)		(7,177)
Proceeds from sale of equipment		1,741		2,757

Net cash used in investing activities		(11,361)		(4,495)

Financing activities
Short-term debt
Issuances		75,013		-
Repayments		(217,230)		-

Capital contributions in cash		93,715		-

Net cash used in by financing activities		(48,502)		-

Effect of exchange rate changes on cash and cash equivalents		194		(219)

Net increase (decrease) in cash and cash equivalents		(42,866)		18,688
Cash and cash equivalents at beginning of the period		121,061		68,811

Cash and cash equivalents at end of the period	US$	78,195	US$	87,499

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	4,982	US$	269
Cash paid for interest	US$	38,851	US$	-

Non-cash transaction
Exchange of payable for common shares	US$	23,802	US$	-

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(In thousands of United States dollars, unless otherwise stated)

1. The Company and its Principal Operations

The Company and its subsidiaries provide cable television services under the “NET” brand name and high-speed Internet access under the “VIRTUA” brand name through several cable networks located in Brazil’s largest cities.

Due to continuous operational improvements resulting from revenue increases and cost reductions due in part to renegotiation with content providers that detach programming costs from U.S. dollars, many of the Company’s subsidiaries are profitable.

In November 2004, the Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company will be able to offer premium programming packages, additional channels and more value- added programming options and services, such as audio channels, near video-on demand and interactive services.

Management continues to focus on the increase in its subscribers base, the implementation of better sales channels, improvement in customer service and maintaining its levels of investment in line with its capacity to generate operational cash flows, by means of improved controls for the decision making process in a selective and disciplined manner.

As further detailed on Note 8, on March 22, 2005, the Company finalized its debt restructuring plan.

As further detailed on Note 9, on March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005).

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by the accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included. The results of the three-month period ended March 31, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by the accounting principles generally accepted in the United States of America for complete financial statements. The accompanying condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004.

The Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the closing of this transaction, the Company has disposed of its telecommunication services business. Accordingly, the March 31, 2005 results of operations have been restated to reflect the telecommunication business as discontinued operations.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net loss or financial condition.

The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$2.6662: US$1.00 at March 31, 2005 and R$2.6544: US$1.00 at December 31, 2004. At May 2, 2005 the exchange rate was R$2.5146:US$1.00.

3. Significant Accounting Policies

The accounts of the Company and its Brazilian subsidiaries and equity investee company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”, using the real as a functional currency.
The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.
Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the three-month period ended March 31, 2005 and 2004 amounted to US$ 7,179 and US$ 2,809, respectively.

Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3 million shares as of March 31, 2005 and March 31, 2004 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an equity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is redu ced as a result of losses incurred by the issuer.

The Company’s preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, prior periods earnings per share amounts presented for comparative purposes have been restated for the effect of this accounting change.

Accounting for stock-based compensation

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved and the fact that all costs were recognized until the end of fiscal year ended December 31, 2004, there was no pro forma effect during the three-month period ended March 31, 2005.

4. Cash and Cash Equivalents

	March 31,		December 31,
	2005		2004

Cash	US$	3,679	US$	4,944
Brazilian Interbank Deposit – “CDI”		41,260		60,575
Financial Investments Funds		33,256		55,542

	US$	78,195	US$	121,061

5. Goodwill on Acquisition of Consolidated Subsidiaries, Net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2004 and 2003, the annual dates on which the Company performed its impairment test, the Company concluded that no additional impairment was required.

Other than a loss on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts in the three-month period ended March 31, 2005.

6. Property and Equipment, Net

Property and equipment consisted of:

		March 31,		December 31,
		2005		2004

	Cost	Accumulated depreciation	Net book value	Net book Value

Cable network	900,710	(602,778)	297,932	302,290
Data processing equipment	90,475	(65,815)	24,660	26,638
Buildings and improvements	9,512	(7,330)	2,182	2,215
Fixtures, fittings and installations	10,369	(6,719)	3,650	3,888
Vehicles	2,011	(1,949)	62	70
Other	67,040	(57,593)	9,447	9,760

	1,080,117	(742,184)	337,933	344,861
Cable construction materials	24,207	-	24,207	21,414
Land	1,087	-	1,087	1,092

Total property and equipment, net	1,105,411	(742,184)	363,227	367,367

7. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has the same rights in the distribution of Globosat programming to its franchising areas, while Sky Brasil Ltda., distributes video content through its DBS systems.

The pay-per-view events are negotiated through a consortium between Globosat and the Company and its subsidiaries, represented by Net Brasil S.A., to jointly explore, the assets, programming rights and resources to selling and transmitting those events. The amounts paid to Globosat, for this programming during the three-month periods ended March 31, 2005 and 2004 were US$2,075 and US$1,948, respectively.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been changed. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining programming, in particular content or channels produced in Brazil, while the Company will directly obtain all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s line-up. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007. The amounts paid to Net Brasil S.A. related to broker’s commissions during t he three-month periods ended March 31, 2005 and 2004 were US$117 and US$668, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the three-month periods ended March 31, 2005 and 2004 were US$1,271 and US$1,268, respectively.

As part of the debt restructuring, the Company settled the total obligations owed to Globopar and to Distel Holding S.A.

The amounts due to and from related companies as of March 31, 2005 and December 31, 2004 are as follows:

	March 31, 2005				December 31, 2004

	Current		Non-current		Current		Non-current
	liabilities		liabilities		Liabilities		liabilities

Globo Comunicações e Participações S.A.	US$	-	US$	-	US$	13,239	US$	-
Distel Holding S.A.		-		-		1,094		-
RBS Administração e Cobrança Ltda.		-		419		-		420

	US$	-	US$	419	US$	14,333	US$	420

The amounts due to programmers are comprised as follows:

	March 31, 2005					December 31, 2004

		Current		Non-current		Current		Non-current

Related companies:
Net Brasil S.A.	US$	36,171	US$	-	US$	35,892	US$	288
Globosat Programadora Ltda.		3,866		-		4,417		-
TV Globo Ltda.		584		-		771		-
USA Programadora Ltda.		352		-		464		-
Canal Brazil S.A.		-		-		-		-
Canal Rural Produções Ltda.		102		-		135		-
RBS Empresa de TVA Ltda.		46		-		60		-

		41,121		-		41,739		288

Third parties		7,753		-		8,843		-

	US$	48,874	US$	-	US$	50,582	US$	288

Since 2003, the Company has renegotiated the terms of certain programming agreements. Prior to the renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, those programming costs were renegotiated to be denominated into Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$5,253 which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 48 months, and/or to reduce marketing expenses, depending on certain specific events.

As part of the renegotiation of the programming costs, it was agreed that the unpaid amounts related to the year ended December 31, 2002 would be paid, within 18 to 24 monthly installments, as from January 2004. The payments are adjusted based on the IGPM domestic inflation index and secured by promissory notes.

8. Debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (99% as of March 31, 2005).

At this date, the Company paid 40% of the total debt principal amount plus interest over the debt balance as of June 30, 2004, for the period between July 1, 2004 and March 21, 2005, using LIBOR plus 3% per year for U.S. dollar denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$ 52,500 (equivalent to approximately R$ 142,000 at March 22, 2005) of its own cash, approximately US$ 74,000 (equivalent to R$ 200,000 at March 22, 2005) from a bridge loan and approximately US$ 94,000 (equivalent to R$ 255,000 at March 22, 2005) from the proceeds related to the issuance of shares to Globo Comunicações e Participações S.A. (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex) according to their respective subscription rights in the context of the current capital increas e.

Additionally, Globopar exchanged approximately US$ 23,800 (equivalent to approximately R$ 64,000 at March 22, 2005) of amounts due from the Company to exercise the remaining share of its subscription rights.

The remaining amount to be received through the issuance of shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005), as a result of the private offering or through the auction, will be immediately used to settle the bridge loan and reestablish the cash used by the Company. If there is any proceed available, the Company will amortize an additional principal amount of the new debt. Additionally, if the price per share increases beyond US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005) during the auction, at least 80% of the exceeding amount will also be used to amortize the new debt principal.

The objective of this restructuring was to protect the Company, by having a debt amortization schedule compatible with the Company’s cash generation and that would allow the Company’s sustainable growth. Management believes that as a result of the current amortization schedule and the protection against interest and/or exchange rates volatility according with the new debt instruments, such objective was completely achieved.

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

Since the total aggregated future cash payments under the terms specified by the new debt instruments exceeds the total carrying amount of debt, interest expense will be determined in accordance with SFAS 15, using an effective interest rate that equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the outstanding debt (at an average rate of 5.84%). As a result, prospectively, the excess of the aggregated future cash payments over the carrying amount of debt will represent a reduction from the interest expense based on the terms of the new debt instruments.

Incremental expenses and success fees of approximately US$25,000 related to the debt restructuring were charged to operations, as incurred. In addition, a group of the Company's top executives directly involved with the debt renegotiation process were granted stock options for 3 million shares of the Company (see further details on the stock option plan on Note 9); and received a cash payment of approximately US$400.

The Company exchanged all its obligations owed to each of its creditor and based on the aggregate principal and accrued interest, excluding any default or penalty interest as of June 30, 2004, referred to as credit amount, for the following:

new senior secured debt in a principal amount equal to approximately 60% of such credit amount;

cash in the amount of approximately 40% of such credit amount; and

  cash interest at three-month LIBOR plus 3.0% in the case of U.S. dollar- denominated obligations and at the CDI rate plus 2.0% in the case of reais- denominated obligations, from July 1, 2004 through the day immediately prior to the date of closing, calculated on 100% of such credit amount.

The new senior secured debt issued by the Company in connection with the restructuring are denominated in reais in the case of debt issued to creditors that held reais-denominated instruments, and in U.S. dollars in the case of creditors that held U.S. dollar instruments. Certain creditors elected to convert the denomination of their U.S. dollar instruments to reais-denominated instruments. Approximately 57% of the new senior secured debt outstanding upon the consummation of the restructuring are denominated in reais and the remaining portion of the new senior secured debt is denominated in U.S. dollars.

The reais-denominated senior secured debt bears interest at the CDI rate plus 2.0%, increasing to 3.0% after December 15, 2005. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The U.S. dollar-denominated senior secured debt bears interest either at a fixed rate of 7.0% or, in the case of certain creditors, at the three-month LIBOR rate plus 3.0%.

The principal amount of all new senior secured debt issued in connection with the restructuring will be repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009.

The fixed amortization requirements of the senior secured debt is subject to certain adjustments, which allow the Company to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

All of the new senior secured debt issued in connection with the restructuring, is guaranteed jointly and severally by all but two of the Company’s subsidiaries, TV Cabo Criciúma Ltda. and TV Cabo e Comunicações Jundiaí S.A.

All of such new senior secured debt is subject to limitations and is secured by the pledge of:

(a) Company’s shares of all of its direct and indirect subsidiaries,

(b) All of the network assets of the Company operating subsidiaries and

(c) The accounts receivable from subscribers in São Paulo, Santos and Rio de Janeiro, although the foreclosure rights of the creditors is limited to 30% of those receivables.

The instruments evidencing the new senior secured debt contain various covenants and restrictions that limit the actions that the Company may take in connection with the Company’s business and that require the Company to maintain certain financial ratios.

The primary limitations include additional indebtedness, modifications to dividend policies, transaction with affiliates and capital expenditures. The breach by the Company of any of these covenants, including the obligation to pay interest and repay principal in accordance with the terms of such instruments, would result, in some cases after customary notice and cure periods, in an event of default that would allow the holders of such instruments to accelerate the remaining principal amount of such debt, and otherwise to exercise their legal and contractual remedies against the Company under the instruments evidencing the new senior secured debt.

.The various base rates used to determine the interest rate of the Company’s new debt at March 31, 2005 and December 31, 2004 follows:

	March 31, 2005	December 31, 2004

LIBOR	3.85%	3.10%
CDI	16.64%	16.17%

The debt restructuring is accounted for in accordance with SFAS 15. Accordingly, the carrying amount of the new debt differs from the principal amounts as agreed with creditors. The principal maturities of the long-term debt as determined in accordance with SFAS 15 are as follows as of March 31, 2005:

2005	US$	14,305
2006		47,962
2007		85,541
2008		106,335
2009		85,219

	US$	339,362

9. Stockholder’s Equity

Capital

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At March 31, 2005, the Company’s local currency financial statements presented a net loss of US$ 1,939. The Company has paid no dividends during the three-month periods ended March 31, 2005 and 2004.

Capital increase

On March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005). The total amount of shares to be issued will be 1,825,021,996 shares, comprised of 745,147,153 common and 1,079,874,843 preferred shares.

On March 21, 2005, the Company issued 681,605,160 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 54,096,360 common and 179,906,550 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 21, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:

i)      802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam (49%), which holds 51% of the Company’s voting Capital.

ii) 460,928,020 common shares representing 29.29% of voting capital to Latam do Brasil Participações S.A

Deemed dividend

In connection with the private offering described above, shares were issued to stockholders at a price of R$0.35 per share while the fair value of those shares was R$0.65 per share at the date of issuance. The difference between the issuance price and fair value of the shares was recorded as a deemed dividend to preferred and common stockholders. The Company recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital, without any effect on the stockholders’ equity. The preferred stock dividend increases the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share for the three-month period ended March 31, 2005.

Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar, Distel and Romapar (collectively referred to as Globopar) agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company’s and held by Bndespar, representing 7.26% of Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share. The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred, on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

At the same date, Globopar and Latam, announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

Stock Option Plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process were granted stock- options for 3,5 million shares of the Company’s shares that fully vest upon the successful completion of the debt restructuring. The exercise price of the stock-option is the same price agreed with creditors in connection with the capital increase of the private offering. The exercise period is two years as from May 10, 2005.

During the three–month period ended March 31, 2005, no options have been exercised.

10.	Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation. The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel. The reserves for probable losses reflect management’s estimated maximum losses.

The reserves for contingent liabilities are summarized below:

	March 31,		December 31,
	2005		2004

Tax related matters	US$	209,390	US$ 167,939
Labor related claims		10,324	11,702
Civil related claims		8,487	6,219

Total	US$	228,201	US$ 185,860

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 34,347 (US$ 31,469 in December, 31 2004), which is available to offset payments required under ultimate unfavorable court decisions.

11. Subsequent Events

On April 20, 2005 the period for holders who had subscription rights under the terms of the Company’s private offering ended. Until that date, 735,702,026 common shares and 1,054,190,593 preferred shares were issued. A total of 35,129,547 shares, including both classes, were not issued.

As the total amount of shares not issued was bellow 5% of the total private offering, the Company will make a left over auction for the shares that were not issued. During this auction, Globopar and Telmex will subscribe, respectively, any exceeding common and preferred shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005. This commitment was established on an irrevocable and irreversible basis through a Subscription Agreement signed by the Company, Globopar and Telmex.

On April 22, 2005, the Company settled the short term bridge loan in the amount of US$ 80,021 (equivalent to R$ 203,189 at that date), using cash funds obtained through the Company’s private offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.